UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA	**26-2018846**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

500 VOLVO PARKWAY
CHESAPEAKE, VIRGINIA 23320
(Address of registrant's principal executive offices)

DOLLAR TREE, INC.
2003 DIRECTOR DEFERRED COMPENSATION PLAN
(Full title of the plan)

with a copy to:

BOB SASSER	**WILLIAM A. OLD, JR.**
DOLLAR TREE, INC.	**JOHN S. MITCHELL, JR.**
500 VOLVO PARKWAY	**WILLIAMS MULLEN**
CHESAPEAKE, VA 23320	**999 WATERSIDE DRIVE, SUITE 1700**
(757) 321-5000	**NORFOLK, VIRGINIA 23510**
(Name, address and telephone number of agent for service)	**(757) 622-3366**

This post-effective amendment is being filed pursuant to Rule 414 under the Securities Act of 1933, as amended (the "Securities Act"), to reflect the adoption by Dollar Tree Stores, Inc., a Virginia corporation (the "Predecessor Registrant"), of a holding company form of organizational structure. The holding company organizational structure was implemented by the merger (the "Merger"), in accordance with Section 13.1-719.1 of the Virginia Stock Corporation Act, of Dollar Tree Merger Sub, Inc., a Virginia corporation, with and into the Predecessor Registrant, with the Predecessor Registrant being the surviving corporation. In the Merger, which was consummated on March 2, 2008 (the "Effective Time"), each share of the issued and outstanding common stock of the Predecessor Registrant was converted into one share of common stock of Dollar Tree, Inc., a Virginia corporation (the "Registrant"). Pursuant to the Merger, the Predecessor Registrant became a direct, wholly-owned subsidiary of the Registrant.

This Post-Effective Amendment No. 1 to Form S-8 pertains to the adoption by Registrant of Registration No. 333-106886, originally covering 250,000 shares of Predecessor Registrant's common stock. (Such original amount may have subsequently been increased under Rule 416 and may have not included other plan shares registered on other registration statements.)

In accordance with Rule 414, the Registrant, as the successor issuer, expressly adopts this Registration Statement as its own for all purposes of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act").

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents previously filed with the Securities and Exchange Commission (the "Commission") by the Registrant or the Predecessor Registrant pursuant to the Exchange Act are incorporated by reference herein:

(a) The Predecessor Registrant's Annual Report on Form 10-K for fiscal year ended February 3, 2007, filed April 4, 2007;

(b) The Predecessor Registrant's Current Reports on Form 8-K, filed with the Commission on February 8, 2007, February 28, 2007, March 20, 2007, March 21, 2007, March 28, 2007, April 2, 2007, May 11, 2007, May 30, 2007, June 22, 2007, June 25, 2007, June 27, 2007, August 9, 2007, August 29, 2007, August 31, 2007, September 18, 2007, October 4, 2007, October 19, 2007, October 30, 2007, November 8, 2007, November 28, 2007, December 7, 2007, January 23, 2008, February 7, 2008, February 22, 2008 and February 27, 2008, respectively and the Registrant's Current Reports on Form 8-K, filed with the Commission on March 3, 2008 and March 13, 2008;

(c) The Predecessor Registrant's Quarterly Reports on Forms 10-Q for the periods ended May 5, 2007, filed June 14, 2007, August 4, 2007, filed September 12, 2007 and November 3, 2007, filed December 13, 2007;

(d) All documents filed with the Commission by the Registrant pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date hereof and prior to the filing of a post-effective amendment that indicates that all securities offered herein have been sold or which deregisters all securities then remaining unsold; and

(e) The description of the Registrant's Capital Stock is incorporated by reference from Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on March 13, 2008, which updates the description of the Predecessor Registrant's Common Stock contained in the Predecessor Registrant's Exchange Act registration statement on Form 8-A dated March 6, 1995, filed with the Commission pursuant to Section 12 of the Exchange Act, including any amendment thereto or report filed for the purpose of updating such description.

Pursuant to Rule 12g-3(a) of the Exchange Act, the Registrant is the successor issuer with respect to the above documents previously filed by the Predecessor Registrant with the Commission and incorporated by reference herein. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

Not applicable. See Item 3(e) above.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia, as amended (the "Code"), permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation with a written statement of his or her good faith belief that he or she has met the standard of conduct prescribed by the Code and furnishes the corporation with a written undertaking to repay any funds advanced if it is ultimately determined that he or she did not meet the relevant standard of conduct. In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which a director or officer is adjudged to be liable to the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations

are given the power to make any other or further indemnity, including advance of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.

The Articles of Incorporation of the Registrant contain provisions indemnifying the directors and officers of the Registrant to the full extent permitted by Virginia law. In addition, the Articles of Incorporation of the Registrant eliminate the personal liability of the Registrant's directors and officers to the Registrant or its shareholders for monetary damages to the full extent permitted by Virginia law.

The Registrant maintains a standard policy of officers' and directors' liability insurance.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The Exhibits to this registration statement are listed in the Index to Exhibits, which immediately follows the signature pages hereto.

Item 9. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement,

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions summarized in Item 6, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chesapeake, Commonwealth of Virginia, on this 13th day of March 2008.

DOLLAR TREE, INC.

By: /s/ Bob Sasser
        Bob Sasser
        President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date
* Macon F. Brock, Jr.	Chairman of the Board	March 13, 2008
/s/ Bob Sasser Bob Sasser	President, Chief Executive Officer and Director	March 13, 2008
/s/ Kathleen Mallas Kathleen Mallas	Controller, Vice President and Assistant Secretary	March 13, 2008
* Arnold S. Barron	Director	March 13, 2008
* Mary Anne Citrino	Director	March 13, 2008
* H. Ray Compton	Director	March 13, 2008
* Richard G. Lesser	Director	March 13, 2008
* Lemuel E. Lewis	Director	March 13, 2008
* J. Douglas Perry	Director	March 13, 2008
* Thomas A. Saunders, III	Director	March 13, 2008
* Eileen R. Scott	Director	March 13, 2008
* Thomas E. Whiddon	Director	March 13, 2008
* Alan Wurtzel	Director	March 13, 2008
* Dr. Carl P. Zeithaml	Director	March 13, 2008

*   Bob Sasser, by signing his name hereto, signs this document on behalf of each of the persons indicated by an asterisk above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission as described in the index of exhibits to this registration statement.

By:

    /s/ Bob Sasser

    Bob Sasser
    March 13, 2008

INDEX OF EXHIBITS

Exhibit Number	Description
*3.1	Articles of Incorporation of the Registrant, attached as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on March 3, 2008.
*3.2	Bylaws of the Registrant, attached as Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on March 3, 2008.
*4.1	Form of Common Stock Certificate, attached as Exhibit 4.1 to Registrant's Current Report on Form 8-K filed on March 13, 2008.
**5.1	Opinion of Williams Mullen.
**10.1	Dollar Tree, Inc. 2003 Director Deferred Compensation Plan.
**23.1	Consent of KPMG LLP.
**23.2	Consent of Williams Mullen (included in Exhibit 5.1).
*24.1	Powers of Attorney, attached as Exhibit 24.1 to the Registrant's post-effective amendment to Registration Statement on Form S-8 (Registration No. 333-126286) filed on March 13, 2008.

*   Previously filed.
**   Filed herewith.

Exhibit 5.1

Opinion of Williams Mullen

March 13, 2008

Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, Virginia 23320

RE: Registration Statement on Form S-8, as amended (No. 333-106886) ("Registration Statement") with respect to the Dollar Tree, Inc. 2003 Director Deferred Compensation Plan (the "Plan")

Ladies and Gentlemen:

We have acted as counsel to Dollar Tree, Inc., a Virginia corporation (the "Company"), in connection with the preparation and filing with the Securities and Exchange Commission (the "Commission") of the Company's Post-Effective Amendment (the "Post-Effective Amendment") to the above-referenced Registration Statement to be filed as of the date of this letter, originally filed by Dollar Tree Stores, Inc. (the "Predecessor").

The Company became the successor to the Predecessor on March 2, 2008 as a result of a merger (the "Merger") of the Predecessor with its indirect, wholly-owned subsidiary, Dollar Tree Merger Sub, Inc. ("MergerSub"). The Predecessor survived the Merger, the separate corporate existence of MergerSub ceased and the Predecessor became a direct, wholly-owned subsidiary of the Company. The Merger was consummated in accordance with Section 13.1-719.1 of the Virginia Stock Corporation Act ("Act"), which provides for the formation of a holding company without a vote of stockholders of the constituent corporations.

The above-referenced Registration Statement, as amended by the Post-Effective Amendment, relates to the issuance of up to those shares of Common Stock (the "Shares") available for issuance under the Plan and described in the Registration Statement, as amended.

We have examined such documents, records, and matters of law as we have deemed necessary for purposes of this opinion. In such examinations we have assumed the genuineness of all signatures on all original documents, the authenticity of all documents submitted to us as originals, the conformity to the original documents of all copies submitted to us, the authenticity of the originals of documents submitted to us as copies, and the due execution and delivery of all documents where due execution and delivery are prerequisite to the effectiveness thereof.

As to questions of fact material to this opinion, we have relied solely upon certificates and statements of officers of the Company and certain public officials. We have assumed and relied upon the accuracy and completeness of such certificates and statements, the factual matters set forth therein, and the genuineness of all signatures thereon, and nothing has come to our attention leading us to question the accuracy of the matters set forth therein. We have made no independent investigation with regard thereto and, accordingly, we do not express any view or belief as to matters that might have been discovered by independent verification.

Based upon and subject to the foregoing, we are of the opinion that the Shares being registered for sale pursuant to the Registration Statement have been duly authorized and, when issued and delivered upon the exercise or settlement of awards in accordance with the provisions of the Plan (and receipt by the Company of consideration for the Shares, if any, required by such awards), the Shares will be legally and validly issued, fully-paid and non-assessable.

This opinion letter is limited to the Virginia Stock Corporation Act and the federal laws of the United States of America.

We consent to the use of this opinion as an exhibit to the Post-Effective Amendment. In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933.

Very truly yours,

/s/ Williams Mullen

- END OF EXHIBIT 5.1 -

EXHIBIT 10.1

DOLLAR TREE, INC.
2003 DIRECTOR DEFERRED COMPENSATION PLAN

1. PLAN ADMINISTRATION AND ELIGIBILITY.

      1.1. PURPOSE. The purpose of the Dollar Tree, Inc. (the "Company") 2003 Director Deferred Compensation Plan (the "Plan") is to advance the interests of the Company and its shareholders by attracting and retaining the highest quality of experienced persons as Directors and to further align the interests of the Directors with the interests of the Company's shareholders.

      1.2. ELIGIBILITY. Each member of the Board of Directors (an "Eligible Director") of Dollar Tree, Inc. (the "Company") is eligible to participate in the Plan.

      1.3. ADMINISTRATION. The Plan shall be administered, construed and interpreted by the Board of Directors of the Company. Pursuant to such authorization, the Board of Directors shall have the responsibility for carrying out the terms of the Plan, including but not limited to the determination of the amount and form of payment of the annual retainer and any additional fees payable by the Company to an Eligible Director for his or her services as a director (the "Fees," which shall not include reimbursements or other payments not for services rendered). To the extent permitted under the securities laws applicable to compensation plans including, without limitation, the requirements of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or under the Internal Revenue Code of 1986, as amended (the "Code"), a committee of the Board of Directors, or a subcommittee of any committee, may exercise the discretion granted to the Board under the Plan, provided that the composition of such committee or subcommittee shall satisfy the requirements of Rule 16b-3 under the Exchange Act, or any successor rule or regulation. The Board of Directors may also designate a plan administrator to manage the record keeping and other routine administrative duties under the Plan.

2. STOCK SUBJECT TO THE PLAN.

      2.1. NUMBER OF SHARES. The maximum number of shares of the Company's $0.01 par value Common Stock ("Common Stock" or "Shares") which may be issued pursuant to this Plan shall be 250,000 Shares, subject to adjustment as provided in Section 5.4. Such amount does not include Shares issuable upon exercise of stock options which may be granted pursuant to Section 4, which are subject to the limits contained in the respective plans under which such options are granted.

      2.2. SHARE ISSUANCE. To satisfy the requirements of Section 3, the Company may issue new Shares or reissue Shares previously repurchased by or on behalf of the Company.

      2.3. GENERAL RESTRICTIONS. Delivery of Shares under Section 3 of the Plan shall be subject to the following:

           (a) Notwithstanding any other provision of the Plan, the Company shall have no liability to deliver any Shares under the Plan or make any other distribution of benefits under the Plan unless such delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act of 1933), and the applicable requirements of any securities exchange or similar entity.

           (b) To the extent that the Plan provides for issuance of stock certificates to reflect the issuance of Shares, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

      2.4. TAX WITHHOLDING. The Board may condition the delivery of any shares or other benefits under the Plan on satisfaction of any applicable withholding obligations. The Board, in its discretion, and subject to such requirements as the Board may impose prior to the occurrence of such withholding, may permit such withholding obligations to be satisfied through cash payment by the participating Eligible Director ("Participant"), through the surrender of Shares which the Participant already owns, or through the surrender of Shares to which the participant is otherwise entitled under the Plan.

3. DEFERRED COMPENSATION.

      3.1. DEFERRAL OF FEES.

           (a) Any Eligible Director may elect to defer in either cash or Shares all or a portion of the Fees earned during any calendar year by delivering a deferral election to the Company not later than (i) December 31 of the year immediately preceding the year to which the deferral election relates, or (ii) with respect to an Eligible Director's first year or partial year of service as a director, thirty days following the date on which such director first became a director, but only for Fees earned after such election is made. The election form shall specify the amount or portion of the Fees to be deferred; whether and to what extent such Fees are to be deferred in cash or in Shares; the manner of payment with respect to such deferred amounts; and the date on which the deferred amounts shall be paid and whether paid in a lump sum or in which installment payments shall commence. Such election shall remain in force for such calendar year and for each year thereafter until changed or revoked by the director by written notice to the Company not later than December 31 immediately preceding the year to which such change or revocation relates. A deferral election may not be changed or revoked after the beginning of the year to which it relates.

           (b) For the year in which the Plan is first implemented, any Eligible Director may make an election to defer Fees for services to be performed subsequent to such election within 30 days after the effective date set forth in Section 5.1.

      3.2. ACCOUNTS; INTEREST AND DIVIDEND CREDITS. On the first day of each calendar quarter (the "Credit Date"), an Eligible Director who elects to defer his or her Fees shall receive a credit to his or her deferred compensation accounts (the "Deferred Compensation Accounts") under the Plan as hereinafter provided. Any portion of a Participant's Fees which are deferred in cash shall be credited to the Participant's Cash Deferral Account. The amount of the credit shall equal the amount of Fees deferred in cash by the Participant during the immediately preceding calendar quarter. Any portion of a Participant's Fees which are deferred in Shares shall be credited to the Participant's Deferred Stock Account. The amount of the credit to such Deferred Stock Account shall be the number of Shares (rounded to the nearest one hundredth of a Share) determined by dividing the amount of the Participant's Fees deferred in Shares during the immediately preceding quarter by the closing price of a Share as reported on the principal stock exchange where the Common Stock is listed on the Credit Date, or if there is no trading on such exchange on the Credit Date, on the immediately preceding trading day.

      On the first day of each calendar quarter, an amount shall be credited to each Participant's Cash Deferral Account equal to the Interest Rate (as hereinafter defined) on the balance credited to the Cash Deferral Account during the immediately preceding calendar quarter. Interest shall accrue on the balance of each Participant's Cash Deferral Account commencing with the date the first payment is credited thereto and ending with the final payment therefrom. For this purpose, "Interest Rate" shall mean, with respect to any calendar quarter, 30-year Treasury Bond Rate then in effect.

      Each time any dividend is paid on the Stock, a Participant who has a positive balance in his or her Deferred Stock Account shall receive a credit to such Account.

The amount of the dividend credit shall be the number of Shares (rounded to the nearest one-hundredth of a Share) determined by multiplying the dividend amount per Share by the number of Shares credited to the Participant's Deferred Stock Account as of the record date for the dividend and dividing the product by the closing price per Share reported on the principal stock exchange where the Common Stock is listed on the dividend payment date.

3.3. PAYMENT.

(a)   An Eligible Director's Deferred Compensation Accounts shall be paid to the director (or, in the event of death, to his or her designated beneficiary or estate) as follows: at the director's option, either (i) in a single lump sum as soon as practicable following the earlier of (x) the date on which the director ceases to serve as a director of the Company or (y) the date specified by the director as the distribution date (such earlier date shall be referred to as the "Distribution Date"), or (ii) in annual installments over a period, to be specified by the director, not to exceed five years commencing as soon as practicable after the Distribution Date. If an Eligible Director's Cash Deferral Account is paid in installments, the amount of each installment shall be (l) the balance of the Cash Deferral Account on the Distribution Date divided by the number of installments plus (2) interest credits. A cash payment will be made with the final installment for any fraction of a share of Common Stock credited to the Eligible Director's Deferred Stock Account.

(b)   Upon the death of an Eligible Director, the Company shall pay any remaining benefits as a single lump sum within 90 days following the date of death.

(c)   A lump sum payment and the first payment in a series of installment payments shall be paid no later than: (i) the end of the calendar year in which the Distribution Date occurs, or (ii) if later, the 15th day of the third month following the Distribution Date. Subsequent installment payments shall be paid on the anniversary date of the first payment.

(d)   An Eligible Director's continued service as an employee of the Company is not taken into account in determining whether such director is entitled to a payment under this Plan upon his resignation from the Board.

(e)   Except as provided in Treasury Regulation section 1.409A-3(j), no acceleration in the time or schedule of any payment or amount scheduled to be paid from an Eligible Director's Account is permitted.

3.4. DESIGNATION OF BENEFICIARY. Each Eligible Director may designate in writing a beneficiary to receive such portion, if any, of the director's Deferred Compensation Accounts as remains unpaid at the director's death. In the absence of a valid beneficiary designation, that portion, if any, of an Account remaining unpaid at the director's death shall be paid to his or her estate.

3.5. NATURE OF PROMISE. The Company shall not be required to segregate or earmark any funds or Shares in respect of its obligations under Section 3 of the Plan. No Eligible Director nor any other person shall have any rights to any assets of the Company by reason of amounts deferred or benefits accrued under this Plan, other than as a general unsecured creditor of the Company. The Plan constitutes a mere promise by the Company to make payments in the future and is unfunded for purposes of Title I of ERISA and for tax purposes. The Company shall make available as and when required a sufficient number of shares of Common Stock to meet the requirements arising under the Plan.

3.6. NO ASSIGNMENT. Rights to benefits under this Section 3 of the Plan may not be assigned, sold, transferred, encumbered, pledged or otherwise alienated, attached, garnished, or anticipated, other than in accordance with the beneficiary designation provisions of Section 3.4 above.

4. STOCK OPTIONS.

4.1 ELECTION TO RECEIVE OPTIONS. An Eligible Director may elect that any portion of his or her Fees not deferred under Section 3 above shall be paid in the form of options to purchase the Company's Common Stock ("Options").

4.2 TIME AND METHOD OF ELECTION, CHANGE OR REVOCATION. An election pursuant to Section 4.1 or any decision to change or revoke such election shall be governed by the same timing and other requirements set forth in Section 3 with respect to deferral of Fees.

4.3 OPTION TERMS. Options shall be "non-qualified" stock options made under, and pursuant to the terms and conditions of, (i) the 2003 Equity Incentive Plan, for Eligible Directors who are employees of the Company or a subsidiary, and (ii) the 2003 Non-Employee Director Stock Option Plan, for all other Eligible Directors. Options shall be issued as of the Credit Date and reflect an exercise price and other terms established according to the provisions of such plans. The Options shall be fully vested when issued and the term of such Options shall be ten (10) years.

4.4 DETERMINATION OF OPTION AMOUNT. The number of Options issued to an Eligible Director under this Section 4 as of any Credit Date shall equal (i) the dollar amount of portion of his or her Fee which is to be paid in Options on such Credit Date divided by (ii) thirty-three percent (33%) of the closing price of a Share as reported on the principal stock exchange where the Common Stock is listed on the Credit Date, or if there is no trading on such exchange on the Credit Date, on the immediately preceding trading day.

5. GENERAL PROVISIONS.

5.1 EFFECTIVE DATE OF THIS PLAN. This Plan is effective June 19, 2003 and the shareholders of Dollar Tree Stores, Inc. approved the Plan on June 19, 2003.

5.2 DURATION OF THIS PLAN. This Plan shall remain in effect, unless earlier terminated or superceded, until June 30, 2013.

5.3 AMENDMENT OF THIS PLAN. The Board of Directors may suspend or discontinue this Plan or revise or amend it in any respect, provided, however, that: (i) without approval of the Company's shareholders, no revision or amendment shall (x) change the total number of Shares subject to this Plan (except as provided in Section 5.4), (y) change the designation of the class of directors eligible to participate in the Plan, or (z) materially increase the benefits accruing to participants under or the cost of this Plan to the Company and (ii) the Plan shall not be terminated unless such termination is permitted and administered in accordance with Treasury Regulation section 1.409A-3(j)(4)(ix). Moreover, in no event may Plan provisions be amended more than once every 6 months, other than to comport with changes in the Internal Revenue Code, the Employee Retirement Income Security Act, or the rules and regulations thereunder.

5.4 CHANGES IN SHARES. To prevent the dilution or enlargement of benefits or potential benefits intended to be made available under the Plan, in the event of any corporate transaction or event such as a stock dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, spin-off, combination or other similar corporate transaction or event affecting the Shares which have been or may be issued under the Plan (any such transaction or event, a "Transaction"), then the Board shall, in such manner as the Board deems equitable: (A) make a proportionate adjustment in 1) the maximum number and type of securities which may be issued under this Plan, and 2) the number and type of securities subject to outstanding accounts (any such adjustment, an "Antidilution Adjustment"); provided, in each case, that the number of Shares subject to any account denominated in shares shall always be a whole number; or (B) cause any right to receive Shares outstanding as of the effective date of the Transaction to be cancelled in consideration of a cash payment or alternate form of equity settlement (whether from the Company or another entity that

is a participant in the Transaction) or a combination thereof made to the holder of such cancelled right substantially equivalent in value to the fair market value of such cancelled right. The determination of fair market value shall be made by the Board of Directors in their sole discretion. Any adjustments made hereunder shall be binding on all Participants. Notwithstanding the foregoing, any Antidilution Adjustments to be made to outstanding Options shall be as provided for in the terms of the appropriate plan. A cancellation of a stock right or shares in exchange for a cash payment or other settlement is only permitted if such payment or settlement does not result in an impermissible acceleration of benefits under Section 409A.

5.5 CHANGE OF CONTROL. Upon a Change of Control (as defined below), any outstanding balance in an Eligible Director's Cash Deferral Account shall be paid in a lump sum and any outstanding balance in an Eligible Director's Deferred Stock Account shall be distributed in shares of Common Stock if the Eligible Director ceases to serve as a director of the Company or a surviving company after the date of the Change of Control. For purposes of the Plan, the term Change of Control includes: (i) a change in the ownership of the Company, (ii) a change in effective control of the Company, or (iii) a change in the ownership of a substantial portion of the assets of the Company. A change in the ownership of the Company occurs on the date that any one person, or more than one person, acting as a group, acquires ownership of stock of the Company that, together with stock held by such person or group constitutes more than 50% of the total fair market value or total voting power of the stock of the Company. A change in the effective control of the Company occurs only on (i) the date any on person or group acquires ownership of stock of the Company possessing 30% or more of the total voting power of the stock, or (ii) the date a majority of the members of the Company's Board is replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the members of the Company's Board before the date of the appointment or election. A change in the ownership of a substantial portion of the assets of the Company occurs on the date that any one person or group acquires assets from the Company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all the assets of the Company immediately before such acquisition. This definition of Change in Control shall be interpreted in a manner that is consistent with Treasury Regulation section 1.409A-3(i)(5).

5.6   LIMITATION OF RIGHTS.

(a) NO RIGHT TO CONTINUE AS A DIRECTOR. Neither this Plan, nor the granting of an Option under this Plan, nor any other action taken pursuant to this Plan shall constitute or be evidence of any agreement or understanding, express or implied, that the Company will retain a director for any period of time, or at any particular rate of compensation.

(b) NO SHAREHOLDERS' RIGHTS. Except as specifically provided by the Plan, a participant in the Plan shall have no rights as a shareholder with respect to the Deferred Stock Account until the date of the issuance to him or her of a stock certificate therefore.

5.7 NOTICE. Any written notice to the Company required by any of the provisions of this Plan shall be addressed to the secretary of the Company and shall become effective when it is received.

5.8 SHAREHOLDER APPROVAL AND REGISTRATION STATEMENT. This Plan shall be approved by the Board of Directors and submitted to the Company's shareholders for approval. Any options granted under this Plan prior to effectiveness of a registration statement filed with the Securities and Exchange Commission covering the Shares to be issued hereunder shall not be exercisable until, and are expressly conditional upon, the effectiveness of a registration statement covering the Shares.

5.9 GOVERNING LAW. This Plan and all determinations made and actions taken pursuant hereto shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

5.10 SEVERABILITY. If any term or provision of this Plan or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, then the remainder of the Plan, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision hereof shall be valid and be enforced to the fullest extent permitted by applicable law.

5.11 SECTION 409A OF THE CODE.

(a)   Any benefit, payment or other right provided by the Plan shall be provided or made in a manner, and at such time, in such form and subject to such election procedures (if any), as complies with the applicable requirements of Code section 409A to avoid a plan failure described in Code section 409A(a)(1), including without limitation, deferring payment until the occurrence of a specified payment event described in Code section 409A(a)(2). Notwithstanding any other provision hereof or document pertaining hereto, the Plan shall be so construed and interpreted to meet the applicable requirements of Code section 409A to avoid a plan failure described in Code section 409A(a)(1).

(b)   It is specifically intended that all elections, consents and modifications thereto under the Plan will comply with the requirements of Code section 409A (including any transition or grandfather rules thereunder). The Company is authorized to adopt rules or regulations deemed necessary or appropriate in connection therewith to anticipate and/or comply the requirements of Code section 409A (including any transition or grandfather rules thereunder and to declare any election, consent or modification thereto void if non-compliant with Code section 409A.

(c)   Pursuant to Section 3.01(B)(1).02 of Internal Revenue Notice 2007-86 ("Transition Relief"), the Company shall permit Participants to modify their existing deferral elections previously made pursuant to the Plan to reflect new deferral elections regarding the time and form of payment of benefits under the Plan to the full extent permitted by, and in accordance with, the Transition Relief.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dollar Tree, Inc. (formerly Dollar Tree Stores, Inc.):

We consent to the incorporation by reference in the registration statement (No. 333-106886) on Form S-8 of Dollar Tree, Inc. of our reports dated April 2, 2007, with respect to the consolidated balance sheets of Dollar Tree Stores, Inc. and subsidiaries as of February 3, 2007 and January 28, 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the fiscal years in the three-year period ended February 3, 2007, management's assessment of the effectiveness of internal control over financial reporting as of February 3, 2007 and the effectiveness of internal control over financial reporting as of February 3, 2007, which reports appear in the February 3, 2007 annual report on Form 10-K of Dollar Tree Stores, Inc.

Our report on the consolidated financial statements refers to the adoption by Dollar Tree Stores, Inc. of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, effective January 29, 2006.

/s/ KPMG LLP

Norfolk, Virginia

March 13, 2008